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10028218

BB 3/3 ok

SECURITIES A 10028218 N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Meyers 212-742-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

FOR OFFICIAL USE ONLY
Washington, DC 121

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/8

OATH OR AFFIRMATION

I Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

VICTOR PUZIO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 29, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP

Statement of Financial Condition
December 31, 2009

Meyers Associates, LP
Contents
December 31, 2009

Page(s)

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Financial Statement 3-7

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP (the "Partnership") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 26, 2010

Meyers Associates, LP
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	632
Due from clearing brokers		1,121,872
Deposit with clearing brokers		266,747
Advances to employees		907,196
Prepaid expenses		95,284
Securities owned, at market		326,299
Furniture and equipment, net of $95,940 accumulated depreciation		3,256
Security deposits		123,228
Total assets	$	2,844,514
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	264,500
Note payable to clearing broker		225,578
Accrued expenses and other liabilities		568,084
Total liabilities		1,058,162
Commitments and contingencies		
Partners' capital		1,786,352
Total liabilities and partners' capital	$	2,844,514

The accompanying notes are an integral part of this financial statement.

1. Summary of Business and Significant Accounting Policies

Business
Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Income Taxes
The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents
The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees
The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment.

Furniture and Equipment
Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with two brokerage clearing firms to carry its account and the accounts of its customers' accounts. The brokers have custody of the Partnership's securities and, from time to time, cash balances which may be due from these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $100,000 at each of the brokerage clearing firms, respectively. At December 31, 2009, a deposit held amounted to $164,611 and $102,135 at each of the brokerage clearing firms, respectively.

The Partnership signed a promissory note with one of their brokerage clearing firms in the amount of $300,000. Interest is payable monthly at the rate of 10% and monthly principal payments are equal to $21 multiplied by the number of billable equity trades cleared within the month by the brokerage clearing firm. As of December 31, 2009, $225,578 is due to the clearing broker.

3. Retirement Plans

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. Employer matching contributions shall be determined by the employer with respect to each plan year.

The Partnership has a pension plan under Section 401(a) and 501(a) of the Code covering certain employees.

Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2009, the Partnership has net capital of $602,778 which is $502,778 in excess of its required net capital of $100,000. The Partnership has aggregate indebtedness of $1,058,162. The Partnership's ratio of aggregate indebtedness to net capital is 1.76 to 1 at December 31, 2009.

4. Commitment and Contingencies

Litigation
In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in a legal action arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $1,900,000. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has a meritorious defense for this action and it intends to defend this vigorously.

Customer Transactions
The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Leases

The Partnership leases office space in New York under a noncancellable lease agreement expiring in 2015. The lease agreement contains escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2010	$ 397,000
2011	408,000
2012	418,000
2013	427,000
2014	437,000
Thereafter	297,000
	$ 2,384,000

7. Furniture and Equipment

Furniture and equipment at December 31, 2009 consisted of:

		Estimated Useful Lives
Furniture	$ 19,166	5 years
Equipment	80,030	3-5 years
	99,196	
Less: Accumulated depreciation	95,940	
	$ 3,256	

8. Fair Value Measurements of Investments

The Partnership uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Partnership's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

  An investment's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets measured at fair value on a recurring basis at December 31, 2009:

	Total	Level 1	Level 2	Level 3
Investment in securities	$ 326,299	$ 326,299	$ -	$ -

8. Subsequent Events

The Partnership has evaluated subsequent events through February 26, 2010, the date the financial statements were available for issuance.